Exhibit 99.1

RIO ALTO MINING LIMITED

Special Meeting of Shareholders
of
Rio Alto Mining Limited (the “Company”)

Held on March 30, 2015

REPORT OF VOTING RESULTS

National Instrument 51-102 - Continuous Disclosure Obligations (Section 11.3)

The following matters were voted by ballot at the Special Meeting of Shareholders of the Company:

Matter Voted Upon	Result of Vote	Votes by Ballot

		Votes For	Votes Against

1.

The approval of a special resolution authorizing a plan of arrangement among the Company, Tahoe Resources Inc. (“Tahoe”) and 1860927 Alberta Ltd. under Section 193 of the Business Corporations Act (Alberta), the full text of which is set out in Appendix “A” to the Company’s Management Proxy and Information Circular dated February 27, 2015, pursuant to which Tahoe will acquire all of the issued and outstanding common shares of the Company (each, a “Rio Alto Share”) on the basis of 0.227 of a Tahoe common share and $0.001 in cash per Rio Alto Share.

	Approved	Total Shares Voted

		211,655,469	395,408

		99.81%	0.19%

		Total Shares Voted, excluding
		shares held by Alexander Black
		and his joint actors

		206,760,728	395,408

		99.81%	0.19%

DATED this 31th day of March, 2015.

RIO ALTO MINING LIMITED

Per:	signed “Kathryn Johnson”
Kathryn Johnson
Chief Financial Officer